UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 0-49706

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willow Grove Bank 401(k)/ Employee Stock Ownership Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Willow Financial Bancorp, Inc.
170 South Warner Road, Suite 300
Wayne, Pennsylvania 19087

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

REQUIRED INFORMATION

Financial Statements.   The following financial statements and schedules are filed as part of this annual report for the Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the “Plan”) and appear immediately after the signature page hereof:

SIGNATURE

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WILLOW GROVE BANK 401(k)/EMPLOYEE
STOCK OWNERSHIP PLAN

Date: June 28, 2007	/s/ JOSEPH T. CROWLEY
Joseph T. Crowley, on behalf of Willow Financial Bank as the Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Willow Grove Bank 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary  information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  These supplementary schedules are the responsibility of the Plan’s management.  The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Paoli, Pennsylvania
June 26, 2007

WILLOW GROVE BANK 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value:
Common stock	$6,585,963	$7,829,161
Mutual funds	5,649,775	2,708,866
Money market funds	3,556,393	3,283,366
	15,792,131	13,821,393

Loans to participants, at cost	444,271	344,827
Receivables:
Participants’ contributions	36,977	60,327
Employer’s contributions	936,758	10,475
Total receivables	973,735	70,802

Total Assets	17,210,137	14,237,022

Liabilities
Excess contributions payable	—	11,617
Other	1,031	—

Total Liabilities	1,031	11,617

Net Assets Available for Benefits	$17,209,106	$14,225,405

See accompanying notes to financial statements.

WILLOW GROVE BANK 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	$372,373	$(1,750,529)
Interest and dividends	717,462	506,488

Net Investment Income (Loss)	1,089,835	(1,244,041)

Contributions
Employer	1,441,511	1,068,989
Participants	1,120,907	710,544
Rollovers	267,290	23,408

Total Contributions	2,829,708	1,802,941

Transfer of Assets from Plan merger	2,257,471	—

Total Additions	6,177,014	558,900

Deductions
Benefits paid directly to participants	3,193,313	907,138
Excess contributions to be refunded	—	11,617
Administrative Expenses	—	2,100

Total Deductions	3,193,313	920,855

Net Increase (Decrease)	2,983,701	(361,955)

Net Assets Available for Benefits - Beginning of Year	14,225,405	14,587,360

Net Assets Available for Benefits - End of Year	$17,209,106	$14,225,405

See accompanying notes to financial statements.

WILLOW GROVE BANK 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1.                                      Description of the Plan

The Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the “Plan”), initially called the Willow Grove Bank 401(k) Plan and Trust, was established effective January 1, 1993 by Willow Grove Bank, subsequently renamed Willow Financial Bank (the “Bank”), to recognize the contribution made to its operation by its employees.  Effective December 31, 1998, the Bank adopted the Employee Stock Ownership Plan, which was subsequently merged into the Plan.

After the close of business on August 31, 2005, Willow Financial Bancorp, Inc. (the “Corporation”), the parent holding company for the Bank, completed its acquisition of Chester Valley Bancorp Inc. (“Chester Valley”).  As a result of this acquisition, the Plan was amended such that employees of Chester Valley who remain as employees of the Corporation immediately following the merger were credited with years of service, for purposes of determining eligibility to participate in the vesting of benefits under the Plan equal to the amount of credited service they earned, and to which they were credited, immediately before the merger date under the terms of the Chester Valley 401(k) Plan.  In addition, the Plan was amended such that the Corporation was authorized to make provisions to accept on behalf of the Plan, and deposit to the Plan trust, the assets of the Chester Valley 401(k) Plan on a trust-to-trust basis.  On January 4, 2006, assets of the Chester Valley 401(k) Plan of approximately $2.3 million were transferred into the Plan.

The following description of the Plan provides only general information and relates to the 401(k) provisions of the Plan unless otherwise indicated.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution profit sharing 401(k) plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)  Participation

Employees are eligible to participate in the salary deferral and matching contributions portions of the Plan anytime on or after their date of hire once they have attained age 21.  Employees are eligible to participate in the discretionary profit sharing and ESOP portions of the Plan when they have completed one year of service and attained age 21.

(c)  Contributions

There are several types of contributions that can be added to a participant’s account: an employee salary deferral contribution, an employer matching contribution, a non-elective employer contribution, and an employer discretionary contribution.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

During Plan year 2005, the Plan provided for elective employee contributions up to 25% of compensation and a matching Bank contribution of 50% of the employee’s contributions up to 6% of compensation.  Effective January 1, 2006, the matching Bank contribution equals the sum of 100% of an employees’ salary reductions that are not in excess of 4% of their compensation, plus 50% of the amount of an employees’ salary reductions in excess of 4% of compensation but not in excess of 6% of compensation.

The Plan also provides for a non-elective employer contribution, which is determined as a percentage of an eligible participant’s salary.  The exact percentage contributed is determined by the employer.  The Corporation contributed 61,459 shares of its common stock in each of 2006 and 2005 as the Bank’s non-elective contribution.

In addition, the Bank may elect to contribute a discretionary amount to the Plan through a resolution of the Board of Directors.  No discretionary contributions were made for the years ended December 31, 2006 or 2005.

(d)  Participant Accounts

Participants can elect to invest their account balances in any or all of the investment funds available.

Each participant’s account is credited with their contribution, an allocation of the Bank’s contribution, and an allocation of fund earnings.  The allocation of earnings is based on participant account balances, as defined in the Plan agreement.  The allocation of the Bank’s qualified non-elective and discretionary contribution is based on participant compensation and their election regarding the investment funds available.

(e)  Vesting and Forfeitures

If a participant attains age 65, or becomes permanently and totally disabled or dies, then the full value of the Bank’s contributions allocated to his or her account becomes vested in the participant (or in their successor interest in the event of death) and is nonforfeitable.  Prior to the occurrence of such an event, the value of the Bank’s contributions will vest in a participant, based on years of services, as defined.  A participant is 100% vested after six years of service.

Notwithstanding the event that gives rise to a participant’s termination of employment, the balance of the participant’s contributions and the Bank’s matching contributions plus the actual earnings thereon are always 100% vested and nonforfeitable.

If a participant permanently terminates his or her employment for reasons other than death, total disability, or retirement and is not fully vested, then he or she will forfeit the nonvested balance in his or her account that is derived from Bank contributions.  All sums forfeited are used to reduce the Bank’s matching contribution.  Forfeited amounts used to reduce employer contributions for the years ended December 31, 2006 and 2005 were $56,609 and $62,808, respectively.  At December 31, 2006 and 2005, forfeited nonvested accounts totaled $41,549 and $52,730, respectively.  These accounts will be used to reduce future employer contributions.

(f)  Payment of Benefits

Benefits are paid according to the vested interest to which participants are entitled upon retirement, termination, death, or disability.  Benefits are distributed to the participant or beneficiary in installments or in a lump-sum payment as provided in the Plan.

(g)  Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0% to 10.5%.  Principal and interest is paid ratably through payroll deductions.

2.                      Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a)  Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b)  Investment Valuation

Investments are stated at fair value as reported by the Trustee as of December 31, 2006 and 2005, based on quoted market prices for the Vanguard Mutual Funds and the Willow Financial Bancorp, Inc. common stock.  The Willow Financial Bank Fixed account is valued at cost, which approximates fair value.  Participant loans are valued at cost which approximates fair value.

Investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(c)  Investment Income

Investment income is recorded as earned on the accrual basis.  Purchases and sales of investments are reflected on a trade-date basis.  Realized gains and losses on sales of investments are determined on an average-cost basis.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation(depreciation) on those investments.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

(d)  Plan Expenses

All administrative costs associated with the operation of the Plan and of record keeping are paid by the Bank in accordance with the terms of the Plan.  Expenses associated with the mutual funds are paid by the Plan.

(e)  Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

(f)  Payment of Benefits

Benefit payments to participants are recorded when paid.

(g) New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Corporation does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

The plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The effect of adopting the FSP had no impact on the financial statements.

(h) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.                                      Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005:

	2006	2005
Investments at fair value:
*Willow Financial Bancorp, Inc. common stock	$6,585,963	$7,829,161
*Willow Financial Bank Money Market	3,312,484	3,215,862
*Vanguard Windsor II — Admiral Shares(a)	1,056,020	602,802
*Vanguard 500 Index Fund — Admiral Shares(a)	948,569	377,622

* Party-in-interest

(a)  These investments were not greater than 5% of the Plan’s net assets as of December 31, 2005.  They are presented here for comparative purposes only.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value by $372,373 and ($1,750,529), respectively, as follows:

	2006	2005
Mutual funds	$362,935	$33,763
Common stock	9,438	(1,784,292)
Total Change in Investments	$372,373	$(1,750,529)

4.                      Nonparticipant-Directed Investments

Nonparticipant directed investments consists of shares of Company stock contributed to participant accounts under the non-elective employer contribution. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2006	2005
Net assets
*Willow Financial Bancorp, Inc. common stock	$4,103,486	$4,060,893

* Party-in-interest

	Years Ended December 31
	2006	2005
*Willow Financial Bancorp, Inc. common stock
Employee Stock Ownership Plan:
Changes in net assets:
Contributions	$916,968	$929,875
Net appreciation (depreciation)	24,295	(858,181)
Benefits paid to participants	(873,712)	(307,788)
Forfeitures	(37,301)	(47,339)
Transfer from (to) participant-directed investments	12,343	(5,497)
	$42,593	$(288,930)

*  Party-in-interest

5.                      Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

6.                      Party-in-Interest Transactions

Certain investments are shares of mutual funds managed by the custodian of the Plan.  Additionally, certain plan investments are shares of stock and the money market fund of the Plan sponsor, Willow Financial Bancorp, Inc.  Therefore, these transactions qualify as party-in-interest.

7.                      Tax Status

On August 17, 2002, the Bank received a favorable determination letter from the Internal Revenue Service that stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the

Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

8.                    Excess Contributions

The Plan had no excess contributions for the year ended December 31, 2006.  In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2005, the Plan reimbursed excess contributions to its participants during 2006.  Excess contributions are recorded as a liability as of December 31, 2005 and as an excess contribution to be refunded for the year ended December 31, 2005.

WILLOW FINANCIAL BANK 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN
Employer Identification Number:  23-1223014
Plan Number:  003

Schedule H — Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2006

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost		(e)CurrentValue
	Investments at fair value:

*	The Vanguard Funds	Money market fund, 243,909 shares in Vanguard Prime Money Market Fund	(1)		$243,909
*	The Vanguard Funds	Mutual fund, 33,996 shares in Vanguard Long-Term Investment Grade Fund — Admiral Shares	(1)		314,460
*	The Vanguard Funds	Mutual fund, 9,140 shares in Vanguard Explorer — Admiral Shares	(1)		635,580
*	The Vanguard Funds	Mutual fund, 7,264 shares in Vanguard 500 Index Fund — Admiral Shares	(1)		948,569
*	The Vanguard Funds	Mutual fund, 14,985 shares in Vanguard Growth Index — Admiral Shares	(1)		446,090
*	The Vanguard Funds	Mutual fund, 3,573 shares in Vanguard European Stock Index Fund — Admiral Shares	(1)		302,414
*	The Vanguard Funds	Mutual fund, 6,444 shares in Vanguard Mid-Cap Index Fund — Admiral Shares	(1)		578,250
*	The Vanguard Funds	Mutual fund, 9,838 shares in Vanguard Short-Term Federal Fund — Admiral Shares	(1)		101,137
*	The Vanguard Funds	Mutual fund, 13,628 shares in Vanguard Wellington Fund — Admiral Shares	(1)		763,451
*	The Vanguard Funds	Mutual fund, 6,714 shares in Vanguard Wellesley Income Fund — Admiral Shares	(1)		354,721
*	The Vanguard Funds	Mutual fund, 17,118 shares in Windsor II — Admiral Shares	(1)		1,056,020
*	The Vanguard Funds	Mutual fund, 5,828 shares in REIT Index Fund — Investor Shares	(1)		149,083
*	Willow Financial Bank	Money market fund, 3,312,484 shares Willow Financial Bank Fixed Account	(1)		3,312,484
*	Willow Financial Bancorp, Inc.	Common stock, 441,418 shares in Willow Financial Bancorp, Inc. stock	$3,776,813	(2)	6,585,963
					$15,792,131
*	Participant loans	Loans (interest rates range from 5.0% to 10.5%)			$444,271

*                    Party-in-interest

(1)             Historical cost has not been presented as these investments are participant-directed.

(2)             Represents cost for nonparticipant-directed investments with value of $4,103,486 at December 31, 2006.

Willow Financial Bancorp, Inc.
Employer Identification Number :  23-1223014
Plan Number :  003
Schedule H - Line 4j
Schedule of Reportable Transactions
December 31, 2006

(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)
Identity of Party Involved	Description of Asset	Number of Transactions	Aggregate Purchase Price	Aggregate Selling price	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (i) Single Transactions:

* Willow Financial Bancorp, Inc.	Common Stock	1	$916,968	$—	$—	$916,968	$916,968	$—

* Party-in-interest

INDEX TO EXHIBITS

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm